Mail Stop 3561

April 16, 2009

Via Fax & U.S. Mail

Mr. Mark A. Smith
Chief Executive Officer and Chief Financial Officer
Bion Environmental Technologies, Inc.
641 Lexington Avenue, 17th Floor
New York, New York 10022

>   **Re: Bion Environmental Technologies, Inc.**
>   **Form 10-KSB for the year ended June 30, 2008**
>   **Filed September 26, 2008**
>   **File No. 0-19333**

Dear Mr. Smith:

We have received your draft response letter to our comment letter dated February
3, 2009, and have the following additional comments.

Please respond to confirm that such comments will be complied with, or, if certain of the
comments are deemed inappropriate, advise the staff of your reason. Both responses to
our letters dated February 3, 2008, and April 16, 2009, should be submitted in electronic
form, under the label "corresp" with a copy to the staff. Please respond within ten (10)
business days.

Annual Report on Form 10-KSB
Consolidated Financial Statements

Note 5. Convertible Promissory Notes, page F-15
2006 Series A Convertible Promissory Notes
2007 Series A Convertible Promissory Notes

1. We note from your response to our prior comment number 1 that the Company
    did not account for the conversion of the Series A Notes into 389,543 shares of
    restricted common stock pursuant to the guidance of SFAS No. 84 as no

additional consideration was offered to the note holders for the purpose of inducing the conversion of the debt to common shares. We also note from your response that the note holders wished to increase their positions in the Company at the time the 2006 Series A Notes matured in May 2008, and therefore the Company and the note holders agreed to exchange the 2006 Series A Notes for the Company's restricted stock at $2 per share, which approximated the fair market value of the shares at such time.

Please note that pursuant to the guidance in EITF 02-15, the provisions of SFAS No.84 apply to all conversions of convertible debt that (a) occur pursuant to changed conversion provisions that are exercisable only for a limited period of time and (b) include the issuance of all of the equity securities issuable pursuant to conversion privileges included in the terms of the debt at issuance for each debt instrument that is converted, regardless of the party that initiates the offer or whether the offer relates to all debt holders. As the conversion of your Series A Notes into 389,543 restricted common shares based on a conversion price of approximately $2 per share versus the original conversion price of $6 per share, appears to be due changed conversion provisions that are exercisable for only a limited period of time and include the issuance of all of the equity securities pursuant to the conversion privileges included in the Series A Notes at issuance, we continue to believe that the conversion of these notes should be accounted for pursuant to the guidance in SFAS No. 84 and EITF 02-15. Please revise or advise as appropriate. Please note that similar treatment should be used for any other obligations converted into the Company's common shares at prices other than the original conversion terms.

2. In addition, we are unclear as to how the Company determined that the potential impact of inducement accounting for the Series A Convertible Notes pursuant to SFAS No. 84 would total only approximately $42,000 as you have indicated in your response. In this regard, based on the additional number of shares issued as a result of the revised conversion terms of 259,697 shares, and the trading price of your shares of approximately $2 per share, it appears that inducement accounting would result in a charge to your results of operations of approximately $500,000. Please advise us of how you calculated the $42,000 estimated impact of

inducement accounting discussed in your response to our prior comment. We may have further comment upon receipt of your response.

Note 7. Deferred Compensation, page F17

3. We note your response to our prior comment number 4. Please expand your disclosure in future filings to provide the information cited in your response. Your revised disclosures should be presented in a level of detail consistent with your response to our prior comment.

Note 8. Stockholders' Equity, page F19

4. We note your response to our prior comment number 5. Please expand your disclosure in future filings to provide the information cited in your response. Your revised disclosures should be presented in a level of detail consistent with your response to our prior comment.

Quarterly Report on Form 10-Q for the quarter ended December 31, 2008
Note 2. Significant Accounting Policies
Earnings (loss per share)

5. Please explain why the weighted average shares used in computing the Company's basic and diluted earnings per share for the three months ended December 31, 2008, of 10,418,914 and 10,432,149, respectively is significantly less than the shares outstanding at the beginning and end of the period as indicated in the statement of changes in shareholders equity on page 5 of 11,070,658 and 11,226,658, respectively. Please advise or revise as appropriate.

6. Also, please revise future filings to include the disclosures required by paragraph 40 of SFAS No.128 for all periods presented in the Company's financial statements.

You may contact Effie Simpson at (202) 551-3346, or the undersigned if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief